

March 29, 2011

<u>Via E-mail</u>
Mr. Juan Carlos Espinosa
Chief Executive Officer
Bidfish.com Inc.
40 Court Street, Suite 178
Middlebury, VT 05753

      Re: Bidfish.com Inc.
             Form 10-K for Fiscal Year Ended August 31, 2010
             Filed January 12, 2011
             Form 10-Q for Fiscal Quarter Ended November 30, 2010
             Filed January 18, 2011
             File No. 000-53512

Dear Mr. Espinosa:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended August 31, 2010

General

1. Our records show your file number as 000-53512 rather than 333-147299 that appears on the cover page. Please revise to include the correct file number.

Business History, page 3

2. Please disclose here and in Management's Discussion and Analysis of Financial Condition and Results of Operations that your auditors have issued a going concern opinion.

Controls and Procedures, page 20

3. We note your statement that "[i]n designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives . . ." Please confirm to us and revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

4. We note your disclosure controls and procedures and internal controls were effective as of the end of the period covered by your annual report. Please explain to us and reconcile this conclusion with your disclosure in your Form 10-Q for the period ended November 30, 2010 wherein you state your disclosure controls and procedures and internal controls were not effective as of August 31, 2010, and there have been no changes to your controls since that time. Please revise as appropriate.

Involvement in Certain Legal Proceedings, page 22

5. Please be advised that Item 401(f) has been amended. Please also provide the disclosures required by Item 401(f)(7) and (8) of Regulation S-K and revise the first sentence to reflect a ten rather than five year period.

Certain Relationships and Related Party Transactions and Director Independence, page 26

6. Please revise your disclosure to include the payment of $24,509 during the year ended August 31, 2009 to your former president.

Report of Independent Registered Public Accounting Firm, page F-2

7. The audit report of Manning Elliott LLP for the fiscal year ended August 31, 2008 does not appear to include a signature. Please confirm to us that you received a signed report for inclusion in this Form 10-K. Please see Rule 302 of Regulation S-T and Section 5.1.2 of Volume II of the EDGAR Filer Manual.

Note 1. Nature of Operations and Continuance of Business, page F-7

8. We note there was "substantial doubt about the Company's ability to continue as a going concern" as of the date the financial statements were prepared. Please revise to disclose

management's plans to resolve the doubts about your ability to continue in existence. There should be a reasonably detailed discussion of your ability (or inability) to generate sufficient cash to support operations during the twelve-month period following the date of the most recent balance sheet presented. Please also indicate whether you have any written or oral commitments from stockholders, or your sole director and officer to provide you with any forms of cash advances, loans or other sources of liquidity to meet your working capital, short-term or long-term financial plans. This discussion should be consistent with your discussion within Management's Discussion and Analysis of Financial Condition and Results of Operations. Refer to Item 303 of Regulation S-K.

Form 10-Q for the Quarterly Period Ended November 30, 2010

Exhibit 31.1

9. Please revise the certification to include the introductory language required by paragraph 4 and paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at (202) 551-3342 or Brigitte Lippmann at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief